May 23, 2013

VIA EDGAR

Mary A. Cole, Senior Counsel

Sheila Stout, Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	KCAP Financial, Inc. – Registration Statement on Form N-2 (File No. 333-187570)

Dear Ms. Cole and Ms. Stout:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, KCAP Financial, Inc. hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on May 23, 2013, at 3:30 p.m., or as soon thereafter as practicable.

KCAP Financial, Inc.

By:	/s/ Dayl W. Pearson
Name:	Dayl W. Pearson
Title:	President and Chief Executive Officer